Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-132936-14

CREDIT SUISSE

Buffered Accelerated Return Equity Securities (BARES) due February 19, 2010

Linked to the Performance of the S&P 500® Index
$4,461,000

Issuer:	Credit Suisse, acting through its Nassau Branch (Standard & Poor’s A+, Moody’s Aa1)†
CUSIP:	22546EFM1
Principal Amount:	$4,461,000
Reference Index:	Reference Index	Initial Level	Weighting
	S&P 500® Index	843.74	100%
Interest:	The securities will not pay interest.
Trade Date:	January 15, 2009
Issue Date:	January 22, 2009‡
Valuation Date:	February 16, 2010, subject to postponement if a market disruption event occurs on that date.
Maturity Date:	February 19, 2010, subject to postponement if a market disruption event exists on the Valuation Date.
Offering Price:	$1,000 per security (100%)
Initial Level:	The closing level of the Reference Index on January 15, 2009.
Final Level:	The closing level of the Reference Index on the Valuation Date.
Redemption Amount:

For each security, cash at maturity equal to the principal amount multiplied by the sum of 1 plus the index return, calculated as follows:

•                  If the Final Level is greater than or equal to the Initial Level, then the index return will equal, subject to a cap of 26.50%, the percentage increase in the index level multiplied by 400%.

•                  If the Final Level is less than the Initial Level but greater than 90% of the Initial Level, then the index return will be zero.

•                  If the Final Level is less than 90% of the Initial Level, then investors will lose 1.1111% for every 1% decline below 90% of the Initial Level. In this case, the redemption amount will be less than the principal amount.

Calculation Agent:	Credit Suisse International
Selling Commission:	0.75%
Form and Denomination:	Registered medium-term notes in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
Listing:	None.

January 15, 2009

†  A credit rating is not a recommendation to buy, sell, or hold the securities, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to securities issued by Credit Suisse, does not enhance, affect or address the likely performance of the securities other than the ability of the Issuer to meet its obligations.

‡  Because the securities will not settle on January 21, 2009, purchasers who wish to trade the securities on the date hereof or the next business days will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own investment advisor.

Credit Suisse has filed a registration statement (including underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates.  Before you invest, you should read this communication together with the underlying supplement dated December 31, 2008, product supplement dated December 19, 2008, prospectus supplement dated March 24, 2008 and prospectus dated March 29, 2007 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities.  You should, in particular, review the “Risk Factors” sections of the underlying supplement, product supplement and prospectus supplement, which set forth a number of risks related to the securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll free 1-800-221-1037.